

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2012

<u>Via E-mail</u>
Richard Wayne
President and Chief Executive Officer
Northeast Bancorp
500 Canal Street
Lewiston, Maine 04240

Re: **Northeast Bancorp**
        Registration Statement on Form S-1
        Filed March 19, 20112
        File No. 333-180215

Dear Mr. Wayne:

        We have monitored your filing for the issues addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our monitor process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

<u>General</u>

1. We note the multiple pages left blank. Please fill-in as much of your document as practicable in your next amendment. We may have further comment when these items are completed.

Cover Page

2. Provide the share amounts of your offering. In this regard, we note the red herring language. Please confirm you have not distributed any preliminary prospectus.

3. Fill-in all blanks, as practicable.

4. In your response letter, advise the staff why 1,339,755 shares of non-voting common is listed on the prospectus when the Company only has 195,000 outstanding.

Prospectus Summary

5. Revise the Summary to add a subsection that discloses the material details of the offering, the reasons for the offering and the expected uses of the proceeds. Clarify why there are selling shareholders, e.g., contractual obligation, and why non-voting shares are being offered. Summarize the procedures for converting the non-voting common into common shares, including any costs involved.

Use of Proceeds, page 21

6. Revise to provide specific, detailed disclosure on the use of proceeds and to quantify the amounts that may be used for each purpose. Make corresponding changes in the summary section.

Principal and Selling Shareholders – page 32

7. Please advise whether or not the selling shareholder, R3 FHB Master, L.P., is a broker-dealer or an affiliate of a broker-dealer. In addition, make the same disclosure if any other selling shareholders are added.

8. If the seller is a broker-dealer, amend your registration statement to state that the seller broker-dealer is an underwriter.

9. If the seller is an affiliate of a broker-dealer, provide supplemental legal opinions stating that the seller in not an affiliate of a broker-dealer as "affiliate' is defined in Rule 405. If counsel cannot provide non-affiliate opinions, please revise the prospectus to provide Item 507 and 508 information and state that:

    *   the seller purchased in the ordinary course of business, and
    *   at the time of the purchase of the securities to be resold, the seller had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Description of Capital Stock
Description of Common Stock, page 35

10. Revise to expand the disclosure relating to the non-voting common stock. In this regard, revise the subsection on voting to disclose the major matters a holder can vote on, such as, mergers, reorganizations, etc. that are contained in the Articles or state law. If these matters adversely affect the rights of voting common stock holders, so describe. Revise the transfer and conversion subsection to describe the procedures for conversion. Finally, noting the conversions described, revise the Summary section in the front of the Prospectus to disclose this distribution's effect on conversion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel